January 28, 2010


VIA EDGAR
---------

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

                  Re:      The Great Atlantic & Pacific Tea Company, Inc.
                           Form 10-K for Fiscal Year Ended February 28, 2009 Filed April 11, 2009
                           Form 10-K/A for Fiscal Year Ended February 28, 2009 Filed July 23, 2009
                           Definitive Proxy Statement on Schedule 14A
                           Filed May 29, 2009
                           File No. 1-4141

Dear Mr. Owings:

                  The Great Atlantic & Pacific Tea Company, Inc. (the "Company" or "A&P"), herewith submits responses to the comments of the staff regarding the Company's definitive proxy statement on Schedule 14A filed May 29, 2009 as set forth in your letter dated January 15, 2010 (the "Comment Letter").

                  Set forth below are the Staff's comments contained in your letter and immediately following each comment is the Company's response:

Definitive Proxy Statement on Schedule 14A
------------------------------------------

Certain Relationships and Transactions, page 17
-----------------------------------------------

         1. As we previously requested, please disclose whether the transactions and agreements with related parties were comparable to terms you could obtain from unaffiliated third parties. Refer to our comment letter dated February 15, 2008 concerning your Form 10-K for the fiscal year ended February 24, 2007 and your response letter dated March 13, 2008.

         Response: The Company proposes to include in future filings disclosure substantially the same as the last sentence in the following paragraph, or an appropriate alternative disclosure for any transactions or agreements with related parties on terms that are not comparable to or more favorable than what the Company could have obtained from unaffiliated third parties. Except as previously disclosed in Company's filings, the Company has not entered into transactions and agreements with related parties other than on terms comparable to those the Company believes it could have obtained from unaffiliated third parties.

                  CERTAIN RELATIONSHIPS AND TRANSACTIONS

                  Any proposed transactions in excess of $120,000 with related persons are submitted to the Board of Directors for approval. In Fiscal 2008, the Company did not participate in any transactions with related persons in which the amount involved exceeded $120,000, other that the items discussed below. In Fiscal 2008, the Company did not participate in transactions or agreements with related parties other than on terms comparable to those the Company believes it could have obtained from unaffiliated third parties.



Executive Compensation, page 18
-------------------------------

Survey Data, page 21
--------------------

         2. Please identify the component companies for your survey data. In this regard, identify the executives you determined to benchmark against the survey data rather than the peer companies and what elements of compensation you benchmarked against the survey data companies.

         Response: The Company proposes to include in future filings disclosure substantially the same as that which follows, or an appropriate alternative disclosure where the Company determines to benchmark Named Executed Officer
(NEO) compensation against the survey data rather than the peer company data. In Fiscal 2008, the Company did not benchmark the compensation of any NEO against the survey data; rather, the Company benchmarked the compensation of all NEOs against peer company data.

         Survey Data
         -----------


         The Committee also instructed the consultant to gather competitive compensation data from two (2) separate larger survey source populations, the "Towers Perrin Retail/Wholesale Compensation Annual Survey" and the "Towers Perrin General Industry Compensation Annual Survey". In Fiscal 2008, the Towers Perrin Retail/Wholesale Compensation Annual Survey company participant list consisted of the following companies:


         o  7-Eleven, Inc.                           o  Limited Brands
         o  Abercrombie & Fitch Co.                  o  Mary Kay Inc.
         o  Aeropostale, Inc.                        o  NIKE, Inc.
         o  Avon Products, Inc.                      o  Office Depot, Inc.
         o  Best Buy Co., Inc.                       o  Papa John's International, Inc.
         o  Big Lots, Inc.                           o  PetSmart, Inc.
         o  Blockbuster     Inc.                     o  Phillips-Van Heusen Corporation
         o  Brown Shoe Company, inc.                 o  School Specialty, Inc.
         o  Columbia Sportswear Company              o  Staples, Inc.
         o  CVS Caremark Corporation                 o  Starbucks Corporation
         o  Denny's Corporation                      o  Target Corporation
         o  Gap Inc.                                 o  United Rentals, Inc.
         o  Hanesbrands Inc.                         o  Valero Energy Corporation
         o  Hannaford Supermarkets                   o  V.F. Corporation
         o  Harry Winston Diamond Corporation        o  Warnaco Group, Inc.
         o  J. Crew Group, Inc.                      o  Wendy's/Arby's Group, Inc.
         o  J.C. Penney Company, Inc.                o  Whole Foods Market, Inc.
         o  Kenneth Cole Productions, Inc.           o  Williams-Sonoma, Inc.
         o  Kohl's Corporation                       o  Winn-Dixie Stores Inc.
         o  L.L. Bean, Inc.                          o   Zale Corporation



         We have not provided the company participant list for the Towers Perrin General Industry Compensation Annual Survey. The hundreds of companies comprising that list change frequently, and the Committee only considers aggregated data obtained from these companies.

         The Committee uses survey data as a secondary source of information to confirm that A&P's executive compensation falls within a range of competitive values. The Committee does not benchmark the compensation for any NEO against the survey data. Instead, the Committee uses survey data to evaluate the compensation for other (i.e., non-NEO) executives at A&P where there is insufficient data for incumbents at the peer companies based either on title or rank. The compensation of A&P's non-NEO executives is compared to appropriate benchmarks in the survey data based on current position descriptions provided by management and validated by the Committee following discussions involving current roles, responsibilities and strategies at A&P.


Outstanding Equity Awards at Fiscal Year End, page 39
-----------------------------------------------------

         3. Please confirm that you had no shares underlying unexercised options awards under any equity incentive plan that have not been earned or advise us why you determined that it was appropriate to omit column (d) of the chart. See
Item 402(f) of Regulation S-K.

         Response: The Company hereby confirms that in Fiscal 2008 it had no shares underlying unexercised options awards under any equity incentive plan that have not been earned. All options under the Company's equity incentive plan are earned upon grant and are subject only to time-based vesting.



                                     * * * * *

                  The Company acknowledges that:

                  o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

                  o staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

                  o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  Comments or questions regarding any matters with respect to the Proxy Statement may be directed to Christopher McGarry at (201) 571-8161.



                                      Very truly yours,



                                      Christopher W. McGarry
                                      Senior Vice President & General Counsel